

File No. 82-188
October 2, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Kirin Brewery Company, Limited – Timely Disclosure of News Release

Dear Ladies and Gentlemen:

In connection with our timely disclosure of news release, we hereby furnish you with a copy of the following information, which we are submitting simultaneously to the Securities and Exchange Commission:

News release re:

Notification with respect to Share Exchange between Kirin Brewery Co., Ltd. and Kirin Beverage Corporation

If you have any further questions or requests for additional information please do not hesitate to contact Makoto Ando at 011-813-5540-3455(telephone) or 011-813-5540-3550(facsimile).

Very truly yours,

Kirin Brewery Company, Limited

By ____________________
Name: Makoto Ando
Title: IR Manager,
Corporate Communications & IR Group

dlw 10/17

October 1, 2006

For Immediate Release

Company Name:	Kirin Brewery Co., Ltd.
Name of Representative:	Kazuyasu Kato, President and Representative Director
Address:	10-1, Shinkawa 2-chome, Chuo-ku, Tokyo

Company Name:	Kirin Beverage Corporation
Name of Representative:	Yoshikazu Arai, President and Representative Director
Address:	1 Kanda-Izumicho, Chiyoda-ku, Tokyo

Notification with respect to Share Exchange between Kirin Brewery Co., Ltd. and Kirin Beverage Corporation

On October 1, 2006, Kirin Brewery Co., Ltd. ("Kirin Brewery") and Kirin Beverage Corporation ("Kirin Beverage") completed a share exchange (the "Share Exchange") pursuant to a share exchange agreement (the "Share Exchange Agreement") between Kirin Brewery and Kirin Beverage dated July 10, 2006. Accordingly, Kirin Beverage has become a wholly-owned subsidiary of Kirin Brewery, effective today.

In the Share Exchange, Kirin Brewery acquired 1,610,354 shares of Kirin Beverage's common stock. Around the end of November 2006, Kirin Brewery will, in lieu of issuing shares, pay 3,350 yen in cash per share of common stock to Kirin Beverage shareholders listed on the shareholders registry (including beneficial shareholders, but excluding Kirin Brewery) as of one day prior to the effective date of the Share Exchange. Accordingly, the aggregate amount to be paid by Kirin Brewery to all such shareholders is 5,394,685,900 yen.